September 9, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651
Attention: Lilyanna Peyser
RE:	Nash-Finch Company
     Comment letter dated August 19, 2010
     Form 10-K for the year ended January 2, 2010
     Definitive Proxy Statement filed April 15, 2010
     Form 10-Q for the fiscal quarter ended March 27, 2010
     Form 10-Q for the fiscal quarter ended June 19, 2010
Form 8-K filed March 4, 2010
Dear Ms. Peyser:
Set forth below are responses by Nash-Finch Company (“we” or the “Company”) to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Alec C. Covington dated August 19, 2010, with respect to the above mentioned filings. We have reproduced below the full text of the Staff’s comments in bold type, each of which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended January 2, 2010
Business, page 2
1.	We note your disclosure on page 3 that the ratio of Free Cash Flow to Net Assets improved to 10.6% in fiscal 2009. Please explain to us how you considered whether this is a non-GAAP financial measure and the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. If you present this figure in future filings, please provide a clear description of how the measure is calculated and reconciliation to the most directly comparable GAAP measure. Please see question 102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations issued in January 2010 and available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In response to the Staff’s comment, we will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in future filings that include the ratio of Free Cash Flow to Net Assets, or any other Non-GAAP financial measures, including a clear description of how the measure is calculated and a reconciliation to the most directly comparable GAAP measure. Below is a sample of our proposed modified disclosure:

Free Cash Flow to Net Assets (Non-GAAP Measurement)

The following is a reconciliation of Free Cash Flow to cash provided by operations and a reconciliation of Net Assets to Total Assets:

52 Weeks Ended
(In thousands)	January 2, 2010
Free Cash Flow / Net assets
Net cash provided by operations	$102,373
Less capital expenditures	(30,402)

Free Cash Flow	$71,971

	January 2, 2010	January 3, 2009
Net Assets
Total assets	$999,536	$9 52,546
Less current liabilities	(308,509)	(297,729)
Plus current maturities of long-term debt and capitalized lease obligations	4,438	4,032

Net Assets	$695,465	$658,849

Average Net Assets (simple average)	$677,157

Free Cash Flow/ Net Assets	10.63%

Free Cash Flow and the ratio of Free Cash Flow to Net Assets are measures used by management to measure operating performance and the ratio of Free Cash Flow to Net Assets is a metric used to determine payout of performance units pursuant to one of our Long-Term Incentive Plans. Our Free Cash Flow to Net Assets ratio is defined as cash provided from operations less capital expenditures for property, plant and equipment during the trailing four quarters divided by the average Net Assets for the current period and prior year comparable period (total assets less current liabilities plus current portion of long-term debt and capital leases). Free Cash Flow is not a recognized term under GAAP and does not purport to be an alternative to net earnings as an indicator of operating performance or any other GAAP measure. In addition, Free Cash Flow is not intended to represent the residual cash flow available for discretionary expenditures as certain non-discretionary expenditures, including debt service payments, are not deducted from the measure.
Item 1A. Risk Factors, page 8
2.	Please delete the language in the second and third sentences in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response: In response to the Staff’s comment, in future filings we will delete the second and third sentences you have referenced above.
Item 2. Properties, page 14
3.	Please outline briefly the principal terms of the leases of the identified properties.

Response: In response to the Staff’s comment, in future filings we will provide additional disclosure on the range of lease terms, but for competitive reasons we do not believe that it is appropriate to provide lease terms for each individual property. Below is a sample of our proposed modified disclosure, which includes the underlined additions.

Properties:

Food Distribution Segment

The table below lists the locations and sizes of our distribution centers primarily used in our food distribution operations as of January 2, 2010. Unless otherwise indicated, we own each of these distribution centers. Leased locations of our Food Distribution segment have original lease terms ranging from one to 26 years plus renewal options ranging from zero to five years. The Food Distribution segment lease expirations range from July 2010 to July 2016.

Military Segment

The table below lists the locations and sizes of our facilities exclusively used in our military distribution business as of January 2, 2010. Unless otherwise indicated, we own each of these distribution centers. Leased locations for our Military segment have original lease terms ranging from two to 20 years plus renewal options ranging from zero to 20 years. The Military segment lease expirations range from July 2010 to November 2029.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 20
4.	In future filings, when you identify intermediate causes of changes in revenues, such as an increase or decrease in domestic and overseas sales or an increase or decrease in same store sales, please provide your readers with insight into the underlying drivers of those changes.

Response: In response to the Staff’s comment, we report the change in revenues by business segment in order to provide a better understanding of our mix of business. We disclose significant causes of changes in revenues and quantify the change where possible, such as acquiring new locations, closing of locations, or loss of a significant customer. We are primarily a food wholesaler and have limitations on our ability to know with precision what underlying drivers cause intermediate changes in revenues of our customers, such as domestic or overseas military commissaries. In future filings, we will continue to provide known and measurable causes of changes in revenues which management believes will assist the reader of the financial statements to understand the performance of each business segment.
Liquidity and Capital Resources, page 25
5.	Item 303(a)(1) and (2) of Regulation of S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flow from operations.

Response: In response to the Staff’s comment, our businesses are food wholesaling and retailing, which historically have been less sensitive to trends in the retail industry as a whole. Our disclosures have been based on management’s short term and longer term financial forecasts using assumptions for each of our business segments and anticipated investing and financing activities. In future filings we will provide additional disclosure on the potential future impact on liquidity and capital. Below is a sample of our proposed modified disclosure, which includes the underlined additions:

Historically, we have financed our capital needs through a combination of internal and external sources. We expect that cash flow from operations will be sufficient to meet our working capital needs and enable us to reduce our debt, with temporary draws on our revolving credit line needed during the year to build inventories for certain holidays. Longer term, we believe that cash flows from operations, short-term bank borrowings, various types of long-term debt and lease and equity financing will be adequate to meet our working capital needs, planned capital expenditures and debt service obligations. There can be no assurance, however, that we will continue to generate cash flows at current levels as our business is sensitive to trends in consumer spending at our customer locations and our owned retail food stores, as well as certain factors outside of our control, including, but not limited to, the current and future state of the U.S. and global economy, competition, recent and potential future disruptions to the credit and financial markets in the U.S. and worldwide and continued volatility in food and energy commodities. Please see Part I, Item 1A “Risk Factors” of this Form 10-K for a more detailed discussion of potential factors that may have an impact on our liquidity and capital resources.
Critical Accounting Policies, page 32
6.	In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially difference results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in assumptions used in your valuation of stock options would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

Response: In response to the Staff’s comment, in future filings we will modify certain of our critical accounting policies. Below are samples of our proposed modified disclosures, which include the underlined additions:

Allowance for Doubtful Accounts — Methodology. We evaluate the collectability of our accounts and notes receivable based on a combination of factors. In most circumstances when we become aware of factors that may indicate a deterioration in a specific customer’s ability to meet its financial obligations to us (e.g., reductions of product purchases, deteriorating store conditions, changes in payment patterns), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. In determining the adequacy of the reserves, we analyze factors such as the value of any collateral, customer financial statements, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially affected by different judgments as to the collectability based on information considered and further deterioration of accounts. If circumstances change (i.e., further evidence of material adverse creditworthiness, additional accounts become credit risks, store closures), our estimates of the recoverability of amounts due us could be reduced by a material amount, including to zero.

As of January 2, 2010, we have recorded an allowance for doubtful accounts reserve for our accounts and notes receivables of $5.7 million as compared to $5.5 million as of January 3, 2009. During fiscal 2010, we recorded additional allowance for doubtful account reserves of $1.4 million, experienced write-offs of $1.3 million and had recoveries on accounts that had previously been written-off of approximately $19,000.

Lease Commitments. We have historically leased store sites for sublease to qualified independent retailers at rates that are at least as high as the rent paid by us. Under terms of the original lease agreements, we remain primarily liable for any commitments an independent retailer may no longer be financially able to satisfy. We also lease store sites for our retail segment. Should a retailer be unable to perform under a sublease or should we close underperforming corporate stores, we record a charge to earnings for costs of the remaining term of the lease, less any anticipated sublease income. Calculating the estimated losses requires that significant estimates and judgments be made by management. Our reserves for such properties can be materially affected by factors such as the extent of interested sub-lessees and their creditworthiness, our ability to negotiate early termination agreements with lessors, general economic conditions and the demand for commercial property. Should the number of defaults by sub-lessees or corporate store closures materially increase, the remaining lease commitments we must record could have a material adverse effect on operating results and cash flows. Refer to Part II, Item 8 of this report under Note (13) — “Leases” in the Notes to Consolidated Financial Statements for a discussion of Lease Commitments.

As of January 2, 2010, we have recorded a provision for losses related to leases on closed locations of $9.3 million as compared to $8.0 million as of January 3, 2009. During fiscal 2010, we recorded additional provisions for losses related to leases on closed locations of $3.1 million, which was partially offset by payments made of $1.8 million.

Goodwill

We maintain three reporting units for purposes of our goodwill impairment testing, which are the same as our reporting segments disclosed in Part II, Item 8 of this report under Note (19) — “Segment Reporting”. Goodwill for each of our reporting units is tested for impairment in accordance with ASC 350 annually and/or when factors indicating impairment are present, which requires a significant amount of management’s judgment. Such indicators may include a decline in our expected future cash flows, unanticipated competition, the loss of a major customer, slower growth rates or a sustained significant decline in our share price and market capitalization, among others. Any adverse change in these factors could have a significant impact on the recoverability of our goodwill and could have a material impact on our consolidated financial statements.

In fiscal 2009, we began applying the provision of ASC Topic 820 (originally issued as SFAS No. 157, “Fair Value Measurements”) in relation to our goodwill impairment testing by applying, to the extent possible, observable market inputs to arrive at the fair values of our reporting units.

Our fair value for each reporting unit is determined based on an income approach which incorporates a discounted cash flow analysis and a market approach that utilizes current earnings multiples for comparable publically-traded companies. Our income approach is based on an estimate of five years of future cash flows and a terminal value that factors in estimated long-term growth. The estimate of future cash flows are dependent on our knowledge and experience about past and current events and assumptions about conditions we expect to exist, including operating performance, economic conditions, long-term growth rates, capital expenditures, changes in working capital and effective tax rates. The discount rates applied to the income approach reflect a weighted average cost of capital for comparable publicly-traded companies which are adjusted for equity and size risk premiums based on market capitalization.

We have weighted the valuation of our reporting units at 70% based on the income approach and 30% based on the market approach. We believe that this weighting is appropriate since it is often difficult to find other appropriate publicly-traded companies that are similar to our reporting units and it is our view that future discounted cash flows are more reflective of the value of the reporting units.

Our estimates could be materially impacted by factors such as competitive forces, customer behaviors, changes in growth trends and specific industry conditions, with the potential for a corresponding adverse effect on financial condition and operating results potentially resulting in impairment of the goodwill. None of the reporting units are more susceptible to economic conditions than others. The income approach and market approach used to determine fair value are sensitive to changes in discount rates and market trading multiples.

We performed our annual impairment test of goodwill during the fourth quarter of fiscal 2009 based on conditions as of the end of our third quarter of fiscal 2009 and determined that no indication of impairment existed in our food distribution and military segments. The fair value of the food distribution segment was approximately 24% higher than its carrying value, while the military segment’s fair value exceeded its carrying value by over 100%. Because we determined that an indication of impairment existed in our retail segment in the first step of the fiscal 2009 impairment analysis, we were required to calculate our retail segment’s implied fair value in the second step of the impairment analysis. For the second step we obtained appraisals for our real estate, fixtures and equipment and assigned a fair value to any unrecognized intangible assets, which included above and below market rents based on appraisals for locations we lease, a fair value to our trade names and our pharmacy prescriptions. Certain asset and liabilities’ carrying values approximated fair value due to their short maturities which included accounts receivable, inventories and accounts payable. Based on its implied fair value we were required to write-off $50.9 million of our retail goodwill in fiscal 2009. The decline in the fair value of our retail segment is reflective of a decline in long-term growth assumptions and lower comparable market multiples.

Discount rates applied in our income approach during fiscal 2009 ranged from 8.75% to 10.25% and were reflective of the weighted average cost of capital of comparable publically-trade companies with an adjustment for equity and size premiums based on market capitalization. Growth rates ranged from -2.5% to 2.0%. For the food distribution segment to have an indication of impairment the discount rate applied would need to increase over 300 basis points or the assumed long-term growth rate would need to decrease by 1% with a corresponding increase in the discount rate of over 200 basis points.

While we believe our estimates of fair value of our reporting units are reasonable, there can be no assurance that deterioration in economic conditions, customer relationships or adverse changes to expectations of future performance will not occur, resulting in a goodwill impairment loss. Please refer to Part II, Item 8 in this report under Note (1) — “Summary of Significant Accounting Policies” under the caption “Goodwill and Intangible Assets” of this Form 10-K for additional information pertaining to our fiscal 2009 goodwill impairment analysis.

Share-based Compensation

On January 1, 2006, we adopted ASC Topic 718 (“ASC 718”, originally issued as SFAS No. 123R, “Share-Based Payment — Revised”) using the modified prospective transition method. Beginning in 2006, our results of operations reflect compensation expense for newly issued stock options and other forms of share-based compensation granted under our stock incentive plans, for the unvested portion of previously issued stock options and other forms of share-based compensation granted, and for our employee stock purchase plan. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant. The Company uses the grant date closing price per share of Nash Finch common stock to estimate the fair value of Restricted Stock Units (RSUs) and performance units granted pursuant to its long-term incentive plan (LTIP). The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options. No options were granted during the years ended January 2, 2010, January 3, 2009 or December 29, 2007 and no options were outstanding as of January 2, 2010. The Company uses a lattice model to estimate the fair value of stock appreciation rights (SARs) which contain market conditions.

The value of the portion of the awards ultimately expected to vest is recognized as expense over the requisite service period which is derived from the data in the lattice valuation model. Share-based compensation is based on awards ultimately expected to vest, and is reduced for estimated forfeitures. ASC 718 requires forfeitures be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Significant judgment is required in selecting the assumptions used for estimating fair value of share-based compensation as well estimating forfeiture rates. Further, any awards with performance conditions that can affect vesting also add additional judgment in determining the amount expected to vest. There can be significant volatility in many of our assumptions and therefore our estimates of fair value, forfeitures, etc. are sensitive to changes in these assumptions.

Please refer to Part II, Item 8 in this Form 10-K under Note (11) — “Share-based Compensation Plans” for a comprehensive discussion related to our Share-based Compensation Plans.
Consolidated Statements of Stockholders’ Equity, page 42
7.	In future filings, please ensure that you disclose, either in your stockholders’ equity statement or a note to your financial statements, the changes in each class of common shares for each period for which an income statement is required to be filed as required by Rule 5-02.29 of Regulation S-K.

Response: The Company has only one class of common stock. In the event we issue additional classes of shares, we will disclose in future filings the changes in each class of common stock outstanding.
Note (2) Acquisition, page 50
8.	We read that in fiscal 2009 you purchased from GSC enterprises, Inc. substantially all of the assets relating to three military food distribution centers. Please explain to us in more detail the factors that led to a purchase price less than the fair value of the assets acquired and liabilities assumed and the resulting gain on the acquisition. Please include in your response a description of how you determined the fair value of the assets acquired and liabilities assumed. Ensure you explain why the acquisition did not result in the recognition of any intangible assets, such as those described in FASB ASC paragraphs 805-20-55-2 through 55-45, particularly customer-related and contract-based intangible assets.

Response: In response to the Staff’s comment, the purchase price was less than the fair value of the assets acquired primarily due to the property and equipment appraisals and fair value measurements of the other assets and liabilities. The $78.1 million purchase price was primarily based on our internal financial valuation model and was accepted by the seller based on its own motivations and investment in the business. This was an orderly transaction without other bidders, thus it increased the likelihood of a bargain purchase gain. The fair value of the assets and liabilities was determined by management’s detailed review and testing of the acquired cash, accounts receivable, inventory, accounts payable, accrued expenses, deferred tax liability and other long-term liabilities. The Company engaged a consultant to provide a calculation of the economic value of the acquired business, as well as appraisals of property, equipment and intangible assets, such as contracts and non-compete agreements. The consultants considered the economic obsolescence of certain acquired assets. The resulting fair values were reviewed by the Company for reasonableness and total net assets acquired were $84.8 million. The acquisition did result in intangible assets of $600 thousand for license agreements and $290 thousand for non-compete agreements, which represent the $890 thousand of Other Assets shown in our disclosure.

Note (9) Derivative Instruments, page 59
9.	Please completely provide in future filings the disclosures required by FASB ASC 815-10-50-4A.

Response: In response to the Staff’s comment, in future filings we will provide additional disclosure. Below is a sample of our proposed modified disclosure, which includes the underlined additions:

The interest rate swap agreements are designated as cash flow hedges and are reflected at fair value in our Consolidated Balance Sheet and the related gains or losses on these contracts are deferred in stockholders’ equity as a component of other comprehensive income. As of January 2, 2010, and January 3, 2009, we had recorded a fair value liability of $1.1 million and $1.9 million, respectively, which was included in accrued expenses in our Consolidated Balance Sheet. Deferred gains and losses are amortized as an adjustment to interest expense over the same period in which the related items being hedged are recognized in income. However, to the extent that any of these contracts are not considered to be effective in accordance with ASC 815 in offsetting the change in the value of the items being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income.
Note (16) Commitments and Contingencies, page 73
10.	We note that you recorded a $7.6 million gain in fiscal 2009 related to a litigation settlement with Roundy’s Supermarkets, Inc. Please tell us when you recorded the original liability related to the Roundy’s litigation and where in your financial statements your recorded the offset to the initial accrual.

Response: In response to the Staff’s comment, we recorded the original liability related to the Roundy’s litigation in the second fiscal quarter of 2005 in Accounts Payable with the offset to Goodwill.
Exhibit Index
11.	Please revise your exhibit index to identify the filings (including exhibit numbers) from which the exhibits are incorporated by reference.

Response: In response to the Staff’s comment, in future filings we will modify the following exhibits to identify the filings (including exhibit numbers), as underlined below, from which the exhibits are incorporated by reference and will ensure we do so with future exhibits:
3.6	Fourth Restated Certificate of Incorporation of Nash Finch Company, effective July 27, 2009 (incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q filed July 28, 2009 (File No. 0-785)).

10.5	Amended and Restated Nash-Finch Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K filed March 12, 2009 (File No. 0-785)).

10.7	Nash-Finch Company 2000 Stock Incentive Plan (as amended and restated on July 14, 2008) (incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K filed March 12, 2009 (File No. 0-785)).

10.17	Amended and Restated Nash-Finch Company Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K filed March 12, 2009 (File No. 0-785)).

10.19	Nash-Finch Company Supplemental Executive Retirement Plan (as amended and restated on July 14, 2008) (incorporated by reference to Exhibit 10.22 to our Annual Report on Form 10-K filed March 12, 2009 (File No. 0-785)).

10.23	Form of Amended and Restated Restricted Stock Unit Agreement (for non-employee directors under the 2000 Stock Incentive Plan) (incorporated by reference to Exhibit 10.26. to our Annual Report on Form 10-K filed March 12, 2009 (File No. 0-785)).

10.24	New Form of Restricted Stock Unit Award Agreement (for non-employee directors under the 2000 Stock Incentive Plan) (incorporated by reference to Exhibit 10.27 to our Annual Report on Form 10-K filed March 12, 2009 (File No. 0-785)).

10.38	Amended and Restated Stock Appreciation Rights Agreement under the Nash-Finch Company 2000 Stock Incentive Plan dated December 17, 2008 (incorporated by reference to Exhibit 10.1 to our Form 10-Q filed May 4, 2009 (File No. 0-785)).
12.	With respect to Exhibits 2.1, 2.2 and 2.3, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, with respect to Exhibits 2.1, 2.2 and 2.3 we agree to furnish a copy of any omitted schedule or exhibit to the Commission upon request.
Definitive Proxy Statement on Schedule 14A
Security Ownership of Certain Beneficial Owners, page 15
13.	Please revise your disclosure to clarify whether it includes shares each shareholder has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Response: In response to the Staff’s comment in future filings we will provide clarification to our disclosure. Below is a sample of our proposed modified disclosure, which includes the underlined additions:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding beneficial ownership of our common stock, as of March 24, 2010, for each stockholder who we know owns beneficially more than five percent of the outstanding shares of common stock on that date. Shares reported as beneficially owned include those the beneficial owner has the right to acquire within 60 days of March 24, 2010.

Security Ownership of Management, page 17
14.	Please revise your disclosure to clarify whether each shareholder exercises sole and/or shared voting and/or dispositive powers with respect to the shares owned.
Response: In response to the Staff’s comment, each shareholder exercise sole voting and dispositive powers with respect to all of the shares reported as beneficially owned by such shareholder. In future filings we will clarify the disclosure. Below is a sample of our proposed modified disclosure, which includes the underlined additions:

SECURITY OWNERSHIP OF MANAGEMENT

The table below sets forth information regarding beneficial ownership of our common stock by (1) each of our Director nominees, (2) the executive officers named in the Summary Compensation Table of this proxy statement, and (3) all of our directors and executive officers as a group. Information is presented as of March 24, 2010, except where otherwise noted. Each shareholder exercises sole voting and dispositive powers with respect to all of the shares reported as beneficially owned by such shareholder.
Executive Compensation and Other Benefits, page 20
15.	We note your indication that you have not disclosed all of your specific financial and operational goals with respect to your incentive plans (including short-term incentive bonuses, long-term incentive plan awards, restricted stock units and the MDV Gain Share Plan) because you believe that such disclosure would put you at a competitive disadvantage. Please provide us on a supplemental basis with a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: The specific financial and operational goals with respect to our incentive plans are based on the Company’s projected internal operating and strategic plans. We believe that these internal operating and strategic plans constitute confidential commercial and financial information of significant competitive value, within the meaning of Exemption 4 of the Freedom of Information Act; and we typically disclose these internal plans only to our Board of Directors and certain members of our senior management team and finance department due to their confidential nature. In addition, the Company does not publish financial projections or earnings guidance. The Company adopted this policy, in part, because we believe that publicly disclosing financial metrics from our internal plans, which are subject to significant variables, assumptions and future events, would likely, and we believe inappropriately, signal potential financial expectations to the investment community, which we have elected not to otherwise publicly provide.

Accordingly, the Company believes that disclosure of the specific financial and operational goals, which are based on our projected internal operating and strategic plans, would cause substantial competitive harm to the Company because it would provide our competitors, suppliers and customers with our internal and confidential strategies regarding our specific budget and expansion plans, operations, customers, pricing, and capital investments. Specifically, disclosure of our internal plan targets for these metrics would result in competitive harm because it would provide information to our competitors that would assist them in recruiting key employees and adversely affect the Company’s ability in retaining key employees (e.g., whether or not the Company might be expected to meet certain incentive pay levels for a specific fiscal year). Furthermore, the disclosure of this information would also provide the Company’s suppliers and other third parties with insight into the Company’s internal financial projections and plans, which are not otherwise disclosed to third parties due to their confidential nature and which could be exploited by such third parties in the course of contractual negotiations and other business arrangements.

16.	Please confirm that Towers Watson did not provide any other services to your or your affiliates that would require additional disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K, or revise your disclosure accordingly.

Response: In response to the Staff’s comment, Towers Watson did not provide any other services to the Company or its affiliates that would require additional disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K.

Compensation Review — 2006-Present, page 21
17.	Please expand the discussion regarding your use of Towers Perrin Executive Compensation Database and the Stanton Group Wholesale/Retail Group Compensation Survey for benchmarking purposes. Please identify the companies utilized in the database and survey. In addition, please consider discussing the particular industries in which those companies participate and the range of revenues earned by those companies. If you do not have additional information regarding these companies, please include a statement to that effect in your disclosure. In addition, please explain why you have determined to use the database and survey for your benchmarking purposes.

Response: The 2008 and 2009 disclosures state that our Compensation Committee engaged a consultant, Towers Perrin, (now named Towers Wyatt (“Towers”), to evaluate the compensation paid to our executives to ensure the compensation levels were competitive. The Committee relied on Towers and utilized the survey data and proxy peer group data to select the companies against which it compares the compensation paid to our executives. The database utilized by Towers is proprietary to Towers. The survey data provided by Towers is used to provide an understanding of the marketplace. In evaluating compensation against the survey data, the Committee considers only the aggregated survey data. The Committee can be made aware of participants it does not have influence on which companies actually participate in the surveys. As a result, we do not know the companies included in the Towers Watson Database and the Stanton Group Wholesale/Retail Group Compensation Survey. In future filings we will provide a statement to that effect. We reasonably rely upon the consultant’s tools and identify additional companies to survey that are similar to us in terms of industry and revenue size. In future filings we will clarify this point. Below is a sample of our proposed modified disclosure, which includes the underlined additions:

Also in 2009, the Committee charged its consultant, Towers Perrin, (now named Towers Wyatt, (“Towers”) with comparing the compensation paid to Company executives to the compensation paid by the Company’s peers. The Committee reasonably relied upon Towers’ expertise to select sources of comparable information. Towers performed this review by using the following survey data: Towers Perrin 2009 General Industry Executive Compensation Database and the Stanton Group 2009 Wholesale/Retail Group Compensation Survey. The specific companies included in the database and survey are not determined or known by Nash Finch. In addition, Towers surveyed the following group of companies, considered similar to Nash-Finch in terms of industry and revenue size and with whom we could be expected to compete for executive talent:
Outstanding Equity Awards at Fiscal Year End, page 32
18.	Please revise footnote 3 and 4 of the table to indicate the payout levels on which the numbers of shares shown in the table are based.

Response: In response to your comment, in future filings we will modify our disclosure. Below is a sample of our proposed modified disclosure, which includes the underlined additions:

“(3) Awards were granted under the LTIP plan and will vest at the end of 2010. The amount reported is based on a payout equal to 100% of the units granted. The amount that will vest is dependent on the Company’s performance against key performance measures and can range from 0% to 200% of the units granted.”

“(4) Awards were granted under the LTIP plan and will vest at the end of 2011. The amount reported is based on a payout equal to 100% of the units granted. The amount that will vest is dependent on the Company’s performance against key performance measures and can range from 0% to 200% of the units granted.”

Form 10-Q for the Fiscal Period Ended March 27, 2010
Form 10-Q for the Fiscal Period Ended June 19, 2010
Item 4. Control and Procedures
19.	We note your disclosure that “[e]xcept as set forth below, there was no change in [y]our internal control over financial reporting that occurred during the period covered by this quarterly report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” Please revise future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, your internal control over financial reporting.

Response: In response to the Staff’s comment, in future filings we will modify our disclosure. Below is a sample of our proposed modified disclosure, which includes the underlined additions:

ITEM 4. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

There were changes, as noted below, in our internal control over financial reporting that occurred during the period covered by this quarterly report that materially affected our internal control over financial reporting.

On January 31, 2009, the Company completed the purchase from GSC Enterprises, Inc., of substantially all of the assets relating to three military food distribution centers located in San Antonio, Texas, Pensacola, Florida and Junction City, Kansas serving military commissaries and exchanges (“Business”). The acquisition of the Business represents a material change in the Company’s internal control over financial reporting since management’s last assessment. We have integrated policies, processes, people, technology and operations in relation to the Business. Management will continue to evaluate our internal control over financial reporting and will include the Business as a part of management’s next assessment of the Company’s internal control over financial reporting.
Form 8-K filed March 4, 2010
20.	We note that you have identified four non-GAAP financial measures that are included in your press release dated March 4, 2010, including Consolidated EBITDA, leverage ratio, senior secured leverage ratio and interest coverage ratio. We also note that you have included several other measures such as Free Cash Flow return on net assets, Consolidated EBTIDA margin, segment EBITDA, and organic revenue growth. Although we note your reconciliation of Consolidated EBTIDA to its most comparable GAAP measure, please tell us how you believe you fully met the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K and Regulation G for each non-GAAP financial measure. If you present these figures in future filings, please provide a clear description of how each measure is calculated and a reconciliation to the most directly comparable GAAP measure.

Response: In response to the Staff’s comment, in future filings we will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Regulation G, as applicable, for any Non-GAAP financial measures, including a clear description of how the measure is calculated and a reconciliation to the most directly comparable GAAP measure. Please see a sample of the proposed revised disclosure below, which includes the underlined additions:

Item 2.02. Results of Operations and Financial Condition.

On March 4, 2010, Nash-Finch Company (“Nash Finch”) issued a press release announcing its results for the fiscal year ended January 2, 2010. The press release by which these results were announced is furnished herewith as Exhibit 99.1.

The press release (including the schedules attached thereto) includes seven financial measures that are considered “non-GAAP” financial measures for purposes of the SEC’s Regulation G — Consolidated EBITDA, Consolidated EBITDA Margin, Segment EBITDA, Segment EBITDA Margin, Free Cash Flow to Net Assets, Leverage Ratio and Organic Revenue Growth. Each of these financial measures is defined in the press release and, as required by Regulation G, Nash Finch has disclosed in the press release information regarding the GAAP financial measures which are most directly comparable to each of these non-GAAP financial measures, and reconciling information between the GAAP and non-GAAP financial measures. Relevant reconciling information is also provided on the “Investor Relations” portion of our website, under the caption “Presentations — Supplemental Financial Information.”

These non-GAAP financial measures are included in the press release because Nash Finch management believes that these measures provide useful information to investors because of their importance to the measurement of operating performance and are metrics used to determine payout of performance units pursuant to our Short-Term and Long-Term Incentive Plans.

As you have noted, we do provide a definition of Consolidated EBITDA and a reconciliation to the most directly comparable GAAP measure. Additionally, we have provided our readers with the definition of our Free Cash Flow to Net Assets ratio (Page 4 of Exhibit 99.1), the definition of the leverage ratio, along with a reconciliation to its most directly comparable GAAP measure (Page 9 of Exhibit 99.1) and have provided the definition of Segment EBITDA (Page 1 of Exhibit 99.1) and have reconciled Segment EBITDA to Consolidated EBITDA (Pages 10-11 of Exhibit 99.1).

Included on the “Investor Relations” portion of our website, www.nashfinch.com, under the caption “Presentations — Supplemental Financial Information” we provide reconciliations of the following measures to their most directly comparable GAAP measure — Consolidated EBITDA, Consolidated EBITDA Margin, Leverage Ratio, and Free Cash Flow to Net Assets. Going forward we will provide our readers with the definitions of Consolidated EBITDA Margin, Segment EBITDA Margin, and Organic Revenue Growth and will provide reconciliations of these measure to their most directly comparable GAAP measure on our website, www.nashfinch.com, under the caption “Presentations — Supplemental Financial Information.”

The following are samples of the proposed definitions for Consolidated EBITDA Margin, Segment EBITDA Margin, and Organic Revenue Growth that we will include in future filings, which include the underlined additions:

Consolidated EBITDA and Segment EBITDA is calculated as earnings before interest, income tax, depreciation and amortization, adjusted to exclude extraordinary gains or losses, gains or losses from sales of assets other than inventory in the ordinary course of business, and non-cash charges (such as LIFO, asset impairments, closed store lease costs and share-based compensation), less cash payments made during the current period on non-cash charges recorded in prior periods. Consolidated EBITDA should not be considered an alternative measure of our net income, operating performance, cash flows or liquidity. Consolidated EBITDA is provided as additional information as a key metric used to determine payout pursuant to our Short-Term and Long-Term Incentive Plans.

Consolidated EBITDA Margin is calculated by dividing Consolidated EBITDA by our total Company sales. Segment EBTIDA Margin is calculated by dividing our Segment EBITDA by segment sales.

Organic Revenue Growth represent the percentage change in our revenue for a given period as compared to the comparable prior year period, excluding revenue obtained through acquisitions or the development of new food distribution facilities or corporate owned stores.

The following are samples of the proposed reconciliations that we will include in future filings for Consolidated EBITDA Margin, Segment EBITDA Margin, and Organic Revenue Growth:

52 Weeks
Ended
January 2, 2010
Consolidated EBITDA	$140,137
Sales	$5,212,655

Consolidated EBITDA Margin	2.69%

	52 Weeks	52 Weeks	52 Weeks
	Ended	Ended	Ended
	January 2, 2010	January 2, 2010	January 2, 2010
(Amounts in thousands)	Food Distribution	Military	Retail
Segment EBITDA	$68,119	$50,949	$21,069
Segment Sales	$2,655,012	$1,985,313	$572,330

Segment EBITDA Margin	2.57%	2.57%	3.68%

	52 Weeks	53 Weeks
	Ended	Ended
(Amounts in thousands)	January 2, 2010	January 3, 2009

Sales	$5,212,655	$4,633,494
Less: acquisition of military food distribution centers	(683,269)	—
Less: Impact of additional week of sales in Fiscal 2008	—	(77,559)

Organic Revenue	$4,529,386	$4,555,935
Organic Revenue Growth	-0.58%

In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 to discuss any further questions or comments you might have.

Sincerely,
/s/ Robert B. Dimond
Robert B. Dimond
Executive Vice President and Chief Financial Officer